FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ENTERS COMMERCIALISATION AGREEMENT WITH ASPEN FOR ANAESTHETIC MEDICINES PORTFOLIO

Agreement expands commercial reach for anaesthetics and supports the Company's sharp focus on innovative new medicines in its three main therapy areas

AstraZeneca today announced it has entered into a commercialisation agreement with Aspen Global Incorporated (AGI), part of the Aspen Group, for rights to its global anaesthetics portfolio outside the US. The agreement covers seven established medicines - Diprivan (general anaesthesia), EMLA (topical anaesthetic) and five local anaesthetics (Xylocaine/Xylocard/Xyloproct, Marcaine, Naropin, Carbocaine and Citanest).

Under the terms of the agreement, AGI will acquire the commercialisation rights, outside the US, to AstraZeneca's portfolio of anaesthetic medicines for an upfront consideration of $520 million. Additionally, AGI will pay AstraZeneca up to $250 million in a Product Sales-related payment, as well as double-digit percentage trademark royalties on Product Sales. AstraZeneca will manufacture and supply the products on a cost plus basis to AGI for an initial period of 10 years. Upon completion, Aspen will assume responsibility for all activities relating to the sale of the portfolio in all relevant markets.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "AstraZeneca has a rich heritage in anaesthetic medicines and this agreement will extend the reach of our established portfolio to a greater number of patients through AGI's extensive commercial network. This agreement supports our strategic focus on the new medicines in three main therapy areas."

Stephen Saad, Group Chief Executive, Aspen, said: "This is a strategically-important investment for AGI and it is pleasing to have a company such as AstraZeneca recognise Aspen's commercial competencies. This transaction is an excellent opportunity to build on the quality brands commercialised through AGI, working alongside an acknowledged pioneer and leader in the field of anaesthetics."

AstraZeneca's portfolio of anaesthetics is available in over a hundred countries worldwide, including key markets such as China, Japan, Australia and Brazil. The portfolio continues to generate stable revenue, with global Product Sales in 2015 of $592 million. The US rights to the products were divested to Abraxis, now part of Fresenius Kabi, in 2006.

Financial considerations

The transaction is subject to customary closing conditions and is anticipated to complete in the third quarter of 2016. AstraZeneca will retain a significant ongoing interest in the anaesthetics portfolio through ongoing milestone and royalty payments and the manufacture and supply of the products to Aspen. The upfront and milestone payments, as well as royalty receipts, which are open-ended, will therefore be reported as Externalisation Revenue in the Company's financial statements. The agreement will not impact the Company's financial guidance for 2016.

About AstraZeneca's anaesthetics portfolio

Product	Indications
Carbocaine (mepivacaine)	• Local anaesthesia solution for injection • Also available with added adrenaline (vasoconstrictor) in some countries/presentations
Citanest (prilocaine)	• Local anaesthesia solution for injection • Also available with added adrenaline (vasoconstrictor) in some countries/presentations
Diprivan (propofol)	• Short-acting intravenous sedative / anaesthetic
EMLA (lidocaine + prilocaine)	• Topical anaesthetic
Marcaine (bupivacaine)	• Local anaesthesia solution for injection • Also available with added adrenaline (vasoconstrictor) in some countries/presentations
Naropin (ropivacaine)	• Local anaesthesia solution for injection
Xylocaine (lidocaine / lignocaine)
   •          Local anaesthesia solution for injection
   •          Solutions also available with added adrenaline (vasoconstrictor) in some countries/presentations
   •          Also available in several additional forms for topical pain relief
   •          Injectable antiarrhythmic

About Aspen

Aspen is a leading global player in specialty and generic pharmaceuticals with an extensive basket of products that provide treatment for a broad spectrum of acute and chronic conditions experienced through all stages of life. Aspen continues to increase the number of lives benefitting from its products, reaching more than 150 countries.

Aspen has a strong presence in both emerging and developed countries. Its emerging market footprint includes Sub-Saharan Africa (where it is the largest pharmaceutical company), Latin America, South East Asia, Eastern Europe and the Commonwealth of Independent States, comprising Russia and the former Soviet Republics. From a developed-world perspective Aspen is one of the leading pharmaceutical companies in Australia and has a growing presence in other developed countries, most notably in Western Europe.

Aspen operates with an established business presence in approximately 50 countries spanning 6 continents and employs more than 10,000 people. The Group operates 26 manufacturing facilities across 18 sites. Aspen holds international-manufacturing approvals from some of the most stringent global regulatory agencies including the FDA, TGA and EMA. Aspen's manufacturing capabilities are scalable to demand and cover a wide variety of product-types including oral solid dose, liquids, semi-solids, steriles, biologicals, APIs and INs.

Aspen, with a market capitalisation of approximately $10 billion, is the largest pharmaceutical company listed on the JSE Limited (share code: APN) and ranks amongst the top-20 listed companies on this exchange. For more information visit: http://www.aspenpharma.com/

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - oncology; respiratory and autoimmunity; and cardiovascular and metabolic disease. We are also active in infection, neuroscience and inflammatory diseases through collaborations with others. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 7824 350541
Vanessa Rhodes	UK/Global	+44 7880 400690
Karen Birmingham	UK/Global	+44 7818 524012
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Nick Stone	RIA	+44 7717 618834
Henry Wheeler	Oncology	+44 7788 354619
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	ING	+44 7827 836825
US
Lindsey Trickett	CVMD	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease, ING - Infection, Neuroscience and Gastrointestinal

09 June 2016

-ENDS-

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 June 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary